Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Summary of Notice to the Shareholders regarding Preemptive Rights for Subscription of Shares of a Wholly-Owned Subsidiary dated February 11, 2009

2.	Summary Of Minutes Of Extraordinary General Shareholders’ Meeting held on February 11, 2009

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

Summary of Notice to the Shareholders

Preemptive Rights for Subscription

of Shares of a Wholly-Owned Subsidiary

THIS SUMMARY CONSTITUTES A BRIEF DESCRIPTION OF INFORMATION THAT HAS BEEN FILED WITH THE BRAZILIAN STOCK EXCHANGE AND/OR HAS BEEN PUBLISHED IN BRAZIL AND HAS BEEN FURNISHED TO THE SECURITIES EXCHANGE COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF RULE 13A-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

THE INFORMATION HEREIN DOES NOT CONSTITUTE AN OFFER OF THE RIGHTS TO SUBSCRIBE FOR COMMON OR PREFERRED SHARES OF REFINARIA DE PETRÓLEO RIOGRANDENSE S.A. ("RPR") AND ANY COMMON OR PREFERRED SHARES OF RPR ISSUED AS A RESULT OF THE EXERCISE OF SUCH RIGHTS (COLLECTIVELY, THE "SECURITIES"), AND WE ARE NOT SOLICITING OFFERS TO BUY THE SECURITIES, IN THE UNITED STATES. NEITHER THIS INFORMATION NOR ANY COPY OF IT MAY BE TAKEN OR TRANSMITTED INTO THE UNITED STATES OR DISTRIBUTED OR DISSEMINATED IN THE UNITED STATES.  ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF THE U.S. SECURITIES LAWS.  THE DISTRIBUTION OF THIS DOCUMENT IN OTHER JURISDICTIONS MAY ALSO BE RESTRICTED BY LAW, AND PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS.

THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED, OR EXEMPT FROM, OR NOT SUBJECT TO REGISTRATION UNDER THE SECURITIES ACT.

Summary of Notice to the Shareholders Preemptive Rights for Subscription of Shares of a
Wholly-Owned Subsidiary

ULTRAPAR PARTICIPAÇÕES S.A. (“Ultrapar” or “Company”) hereby informs its shareholders that a capital increase of Refinaria de Petróleo Riograndense S.A. (“RPR”), a wholly-owned subsidiary of the Company, was approved on this date.  RPR intends to use the proceeds from this capital increase to fund its near-term cash needs to support its operations, debt service and improve its cash flows.  As a result of this capital increase and the subscription by new shareholders of shares of Ultrapar’s wholly-owned subsidiary, RPR, Ultrapar shareholders will have preemptive rights to subscribe to the new RPR shares in the same proportion of shares they held in Ultrapar on February 11, 2009.  RPR's capital stock will increase R$15,000,000.00 from R$296,000.00 to R$15,296,000.00 (the “Capital Increase”), through the issuance of 15,000,000 new shares, 5,058,651 of which will be common shares and 9,941,349 will be preferred shares.  Both common and preferred shares have the same subscription price.

RPR is a privately-held company with no securities traded on any securities market (stock exchange or over-the-counter market). As a result, the RPR shares have no liquidity. RPR has no intention to become a publicly-traded company.

RPR is a refinery located in the city of Rio Grande, in the state of Rio Grande do Sul. RPR’s produces and sells oil derivatives, mainly gasoline, diesel and naphtha.

2

Summary of Notice to the Shareholders Preemptive Rights for Subscription of Shares of a
Wholly-Owned Subsidiary

The procedures, terms and conditions for the exercise of the preemptive rights by the Company's shareholders were also approved.

The new RPR shares resulting from the capital increase will be subscribed by the Company, Braskem S.A. (“Braskem”) and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) to the extent that such shares are not subscribed by the Company's shareholders as a result of the exercise of their preemptive rights.  After subscribing and paying for the new shares, the Company, Braskem and Petrobras intend to enter into a Shareholders’ Agreement.

São Paulo, February 11, 2009

André Covre

Chief Financial and Investor Relations Officer

ULTRAPAR PARTICIPAÇÕES S.A.

3

ITEM 2

ULTRAPAR PARTICIPAÇÕES S.A.

Summary of Minutes of Extraordinary General Shareholders’ Meeting
(“Shareholders’ Meeting”)

THIS SUMMARY CONSTITUTES A BRIEF DESCRIPTION OF INFORMATION THAT HAS BEEN FILED WITH THE BRAZILIAN STOCK EXCHANGE AND/OR HAS BEEN PUBLISHED IN BRAZIL AND HAS BEEN FURNISHED TO THE SECURITIES EXCHANGE COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF RULE 13A-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

THE INFORMATION HEREIN DOES NOT CONSTITUTE AN OFFER OF THE RIGHTS TO SUBSCRIBE FOR COMMON OR PREFERRED SHARES OF REFINARIA DE PETRÓLEO RIOGRANDENSE S.A. ("RPR") AND ANY COMMON OR PREFERRED SHARES OF RPR ISSUED AS A RESULT OF THE EXERCISE OF SUCH RIGHTS (COLLECTIVELY, THE "SECURITIES"), AND WE ARE NOT SOLICITING OFFERS TO BUY THE SECURITIES, IN THE UNITED STATES. NEITHER THIS INFORMATION NOR ANY COPY OF IT MAY BE TAKEN OR TRANSMITTED INTO THE UNITED STATES OR DISTRIBUTED OR DISSEMINATED IN THE UNITED STATES.  ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF THE U.S. SECURITIES LAWS.  THE DISTRIBUTION OF THIS DOCUMENT IN OTHER JURISDICTIONS MAY ALSO BE RESTRICTED BY LAW, AND PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS.

THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED, OR EXEMPT FROM, OR NOT SUBJECT TO REGISTRATION UNDER THE SECURITIES ACT.

Summary of Minutes of the Special  General Meeting of Ultrapar Participações S.A.,
held on February 11, 2009.

Resolutions:

The following resolutions, among others, were adopted at the Shareholders’ Meeting, as summarized below:

1.	Approval of the minutes of the Shareholders’ Meeting.

2.
Recognition of preemptive rights of shareholders of the Company in accordance with Brazilian corporate laws to subscribe for new shares of Refinaria de Petróleo Riograndense S.A. (“RPR”), a wholly-owned subsidiary of the Company, as a result of a capital increase of RPR and the subscription of RPR shares by new shareholders, approved at its Shareholders’ Meeting. Consequently, RPR will cease to be a wholly-owned subsidiary, and will become a multiple-shareholder company.

3.
Approval of a capital increase of RPR from R$296,000.00 to R$15,296,000.00, through the issuance of 15,000,000 new shares, 5,058,651 of which will be common shares and 9,941,349 will be preferred shares.  Both common and preferred shares have the same subscription price. RPR intends to use the proceeds from this capital increase to fund its near-term cash needs to support its operations, debt service and improve its cash flows.

4.	Approval of the procedures, terms and conditions for the exercise of the preemptive rights by the Company's shareholders.

2

Summary of Minutes of the Special  General Meeting of Ultrapar Participações S.A.,
held on February 11, 2009.

The new RPR shares resulting from the capital increase will be subscribed by the Company, Braskem S.A. (“Braskem”) and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) to the extent that such shares are not subscribed by the Company's shareholders as a result of the exercise of their preemptive rights.  After subscribing and paying for the new shares, the Company, Braskem and Petrobras intend to enter into a Shareholders’ Agreement.

The minutes of the meeting were approved by the shareholders at the Shareholders’ Meeting.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 12, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name:	André Covre
Title:	Chief Financial and Investor Relations Officer

(Shareholders’ Notice and Minutes)